UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Linx S.A.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

[53619W101] (for American Depositary Shares, each representing one share of Common Stock)
(CUSIP Number)

December 31, 20191
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 53619W101

1.

Name of Reporting Persons Nércio José Monteiro Fernandes

2.

Check the appropriate box if a member of a group[1]

(a)             ☒

(b)             ☐

3.

SEC use only

4.

Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with

5.

Sole voting power 10,861,395

6.

Shared voting power 0[1]

7.

Sole dispositive power

10,861,395

8.

Shared dispositive power

0

9.

Aggregate amount beneficially owned by each reporting person 10,861,395[1]

10.

Check box if the aggregate amount in row (9) excludes certain shares ☐

11.

Per cent. of class represented by amount in row (9) 5.7%

12.

Type of reporting person IN

1 See Item 4 below.

CUSIP No.: 53619W101

1.

Name of Reporting Person Alberto Menache

2.

Check the appropriate box if a member of a group[1]

(a)             ☒

(b)             ☐

3.

SEC use only

4.

Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with

5.

Sole voting power 8,566,413

6.

Shared voting power 0[1]

7.

Sole dispositive power

8,566,413

8.

Shared dispositive power

0

9.

Aggregate amount beneficially owned by each reporting person 8,566,413[1]

10.

Check box if the aggregate amount in row (9) excludes certain shares ☐

11.

Per cent. of class represented by amount in row (9) 4.5%

12.

Type of reporting person IN

1 See Item 4 below.

CUSIP No.: 53619W101

1.

Name of Reporting Person Alon Dayan

2.

Check the appropriate box if a member of a group[1]

(a)             ☒

(b)             ☐

3.

SEC use only

4.

Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with

5.

Sole voting power 6,933,988

6.

Shared voting power 0[1]

7.

Sole dispositive power

6,933,988

8.

Shared dispositive power

0

9.

Aggregate amount beneficially owned by each reporting person 6,933,988[1]

10.

Check box if the aggregate amount in row (9) excludes certain shares ☐

11.

Per cent. of class represented by amount in row (9) 3.6%

12.

Type of reporting person IN

1 See Item 4 below.

CUSIP No.: 53619W101

1.

Name of Reporting Person Daniel Mayo

2.

Check the appropriate box if a member of a group[1]

(a)             ☒

(b)             ☐

3.

SEC use only

4.

Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with

5.

Sole voting power 620,968

6.

Shared voting power 0[1]

7.

Sole dispositive power

620,968

8.

Shared dispositive power

0

9.

Aggregate amount beneficially owned by each reporting person 620,968[1]

10.

Check box if the aggregate amount in row (9) excludes certain shares ☐

11.

Per cent. of class represented by amount in row (9) 0.3%

12.

Type of reporting person IN

1 See Item 4 below.

CUSIP No.: 53619W101

Item 1(a).	Name of Issuer: Linx S.A. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Avenida Doutora Ruth Cardoso, 7,221, São Paulo — SP, 05425-902, Brazil
Item 2(a).	Name of person filing Nércio José Monteiro Fernandes Alberto Menache Alon Dayan Daniel Mayo (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, residence Avenida Doutora Ruth Cardoso, 7,221, São Paulo — SP, 05425-902, Brazil
Item 2(c).	Citizenship Brazil
Item 2(d).	Title of Class of Securities Common stock
Item 2(e).	CUSIP Number 53619W101
Item 3.

If this statement is filed pursuant to Section 240.13d-l(b), or 13d-2(b) or (c) check whether the person filing is a:

(a)              ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)             ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)              ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)             ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)              ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)              ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)             ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)             ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)               ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)               ☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)             ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:______________________

Item 4.

Ownership

(a)        Amount beneficially owned:

Nércio José Monteiro Fernandes is the beneficial owner of 10,861,395 common shares (or 5.7% of the total common shares outstanding); Alberto Menache is the beneficial owner of 8,566,413 common shares (or 4.5% of the total common shares outstanding); and Alon Dayan is the beneficial owner of 6,933,988 common shares (or 3.6% of the total common shares outstanding). In addition, Daniel Mayo is the beneficial owner of 620,968 shares (or 0.3% of the total common shares outstanding). As described below, pursuant to and in accordance with the founding block shareholders’ agreement among the Issuer, the Reporting Persons and the other founding block shareholders, dated July 30, 2014 (the “Shareholders’ Agreement”), the Reporting Persons agreed to vote their common shares in unison and in the Issuer’s interest.

(b)        Percent of Class:

See Item 4(a)

(c)        Number of Shares as to which the person has:

(i)         sole power to vote or to direct the vote:

See each cover page hereof.

(ii)        shared power to vote or to direct the vote:

See each cover page hereof.

(iii)      sole power to dispose or direct the disposition of:

See each cover page hereof.

(iv)       shared power to dispose or to direct the disposition of:

See each cover page hereof.

This report is being filed by the Reporting Persons. The Issuer entered into the Shareholders’ Agreement, pursuant to which the Reporting Persons agreed to exercise their right to vote at the Issuer’s general meetings in the Issuer’s interest and to vote their shares in unison. Furthermore, pursuant to the Shareholders’ Agreement, each Reporting Person (other than Daniel Mayo) who would like to assign, transfer, give the capital of another company or promise to sell all or some of their shares in the Issuer, or any rights inherent to them, to third parties should communicate the Reporting Person’s intention in writing to the other founding shareholders party to the Shareholders’ Agreement (including the other Reporting Persons), who (except for Daniel Mayo) will have a preemptive right to acquire such shares, on an equal basis with the other founding block shareholders party thereto. Such preemptive right will be exercised in proportion to each of the founding block shareholders and prior to any notification pursuant to any other shareholder agreement.

All share percentage calculations in this Schedule 13G are based on 189,408,960 shares of Common Stock outstanding as of December 31, 2019.

Item 5.

Ownership of five percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person Not applicable.
Item 7.	Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company Not applicable.
Item 8.	Identification and Classification of Members of the Group See Item 4.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.	Certification Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nércio José Monteiro Fernandes

Name: Nércio José Monteiro Fernandes

Date: February 12, 2020

/s/ Alberto Menache

Name: Alberto Menache

Date: February 12, 2020

/s/ Alon Dayan

Name: Alon Dayan

Date: February 12, 2020

/s/ Daniel Mayo

Name: Daniel Mayo

Date: February 12, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1 99.2	Power of Attorney. Joint Filing Agreement.

Exhibit 99.1

POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints each of Antonio Ramatis Fernandes Rodrigues and Carolina Fernandes Pontes signing singly and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

            (1)        execute for and on behalf of the undersigned, this Schedule 13G (and any amendments thereto) in accordance with Section 13(g) of the Securities Exchange Act of 1934 (“Section 13(g)”) and the rules thereunder;

            (2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any Schedule 13G, complete and execute any amendment or amendments thereto, and timely file such form with the U.S. Securities and Exchange Commission (the “SEC”);

(3)        prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the SEC a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 13(g) or any rule or regulation of the SEC; and

            (4)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

            The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned’s responsibilities to comply with Section 13(g).

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by Linx S.A., unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February 2020.

/s/ Nércio José Monteiro Fernandes

Name: Nércio José Monteiro Fernandes

Date: February 12, 2020

/s/ Alberto Menache

Name: Alberto Menache

Date: February 12, 2020

/s/ Alon Dayan

Name: Alon Dayan

Date: February 12, 2020

/s/ Daniel Mayo

Name: Daniel Mayo

Date: February 12, 2020

Exhibit 99.2

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Linx S.A. is, and any additional amendments thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934.

Date: February 12th, 2020

/s/ Nércio José Monteiro Fernandes

Name: Nércio José Monteiro Fernandes

Date: February 12, 2020

/s/ Alberto Menache

Name: Alberto Menache

Date: February 12, 2020

/s/ Alon Dayan

Name: Alon Dayan

Date: February 12, 2020

/s/ Daniel Mayo

Name: Daniel Mayo

Date: February 12, 2020